As filed with the Securities and Exchange Commission on July 11, 2018

Registration Statement No. 333-225140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SELLAS Life Sciences Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-8099512
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

315 Madison Avenue, 4th Floor

New York, NY 10017

(917) 438-4353

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Angelos M. Stergiou, M.D., Sc.D., h.c.

President and Chief Executive Officer

SELLAS Life Sciences Group, Inc.

315 Madison Avenue, 4th Floor

New York, NY 10017

(917) 438-4353

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yvan-Claude Pierre, Esq. Marianne Sarrazin, Esq. Cooley LLP 1114 Avenue of the Americas New York, NY 10036 Tel: (212) 479-6000	Barbara Wood, Esq. Executive Vice President, General Counsel & Secretary SELLAS Life Sciences Group, Inc. 315 Madison Avenue, 4th Floor New York, NY 10017 Tel: (917) 438-4353	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ (333-225140)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registration Statement shall become effective upon filing in accordance with Rule 462(d) promulgated under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-225140) is filed pursuant to Rule 462(d) solely to add an updated Exhibit 5.1 with respect to such Registration Statement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1	Form of Underwriting Agreement

2.1^	Agreement and Plan of Merger, dated as of August 7, 2017 by and among the Registrant, Galena Bermuda Merger Sub, Ltd., Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc. and SELLAS Life Sciences Group Ltd, as amended (incorporation by reference to Annex A to the Registrant’s proxy statement/prospectus/consent solicitation statement filed on November 8 2017)

3.1	Composite Amended and Restated Certificate of Incorporation of the Registrant (formerly, Galena Biopharma, Inc.), amended as of December 27, 2017 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-K filed on April 13, 2018)

3.2	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on March 12, 2018)

3.3	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant’s Form 8-K filed on January 5, 2018)

4.1	Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 10-K filed on April 13, 2018)

4.2	Form of Warrant Agreement, including Form of Common Warrant

4.3	Form of Pre-Funded Warrant

5.1	Opinion of Cooley LLP

10.1	The Registrant’s 2016 Incentive Plan effective as of July 14, 2016 (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on August 22, 2016)

10.2	Form Incentive Stock Option granted under the Registrant’s 2016 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K filed on April 13, 2018)

10.3	Form Nonstatutory Stock Option granted under the Registrant’s 2016 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-K filed on April 13, 2018)

10.4	SELLAS Life Sciences Group, Ltd Stock Incentive Plan #1 (incorporated by reference to Exhibit 10.61 to the Registrant’s Form S-4/A filed on October 30, 2017)

10.5	SELLAS Life Sciences Group Ltd Notice of Grant of Restricted Stock Units (incorporated by reference to Exhibit 10.63 to the Registrant’s Form S-4/A filed on October 30, 2017)

10.6	2017 Equity Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant’s Form 8-K filed on January 5, 2018)

10.7	2017 Employee Stock Purchase Plan of the Registrant (incorporated by reference to Exhibit 10.11 to the Registrant’s Form 8-K filed on January 5, 2018)

10.8	Form of Stock Option Grant Notice and Option Agreement under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on March 19, 2018)

10.9	Form of Restricted Stock Unit Grant under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registrant’s Form 10-K filed on April 13, 2018)

Exhibit No.	Description

10.10	Employment Agreement by and between SELLAS Life Sciences Group AG and Angelos Stergiou, effective September 1, 2016 (incorporated by reference to Exhibit 10.53 to the Registrant’s Form S-4/A filed on October 30, 2017)

10.11	Employment Agreement by and between SELLAS Life Sciences Group AG and Nicholas Sarlis, effective September 19, 2016 (incorporated by reference to the Registrant’s Form S-4/A filed on October 30, 2017)

10.12	Employment Letter Agreement by and between SELLAS Life Sciences Group, Inc. and Gene Mack, effective April 20, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on April 20, 2018)

10.13	Letter Employment Agreement by and between SELLAS Life Sciences Group, Inc. and Barbara Wood, dated March 14, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on March 19, 2018)

10.14	Retention Agreement Letter by and between SELLAS Life Sciences Group Ltd and Nicholas Sarlis, dated August 2, 2017 (incorporated by reference to Exhibit 10.58 to the Registrant’s S-4/A filed on October 30, 2017)

10.15	Employment Agreement by and between SELLAS Life Sciences Group Ltd and Aleksey Krylov, dated October 24, 2017 (incorporated by reference to Exhibit 10.56 to the Registrant’s Form S-4/A filed on October 30, 2017)

10.16	Employment Agreement by and between SELLAS Life Sciences Group AG and Gregory Torre, effective September 1, 2016 (incorporated by reference to Exhibit 10.54 to the Registrant’s Form S-4/A filed on October 30, 2017)

10.17	Retention Agreement Letter by and between SELLAS Life Sciences Group Ltd and Gregory Torre, dated July 31, 2017 (incorporated by reference to Exhibit 10.57 to the Registrant’s Form S-4/A filed on October 30, 2017)

10.18	Amendment, dated December 31, 2015, to Employment Offer Letter effective June 25, 2015, between Galena Biopharma, Inc. and Thomas J. Knapp (incorporated by reference to Exhibit 10.38 to the Registrant’s Form 10-K filed on March 10, 2016)

10.19	Second Amendment to Offer Letter between Galena Biopharma, Inc. and Thomas J. Knapp (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on October 6, 2016)

10.20	Third Amendment to Offer Letter between Galena Biopharma, Inc. and Thomas J. Knapp, dated as of January 31, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on February 7, 2017)

10.21	Retention Agreement between Thomas J. Knapp and Galena Biopharma, Inc. dated February 23, 2017 (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q filed on May 10, 2017)

10.22	Separation Agreement and General Release between Mark W. Schwartz and Galena Biopharma, Inc. executed on January 31, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed on May 10, 2017)

10.23	Employment Agreement between Galena Biopharma, Inc. and Stephen Ghiglieri dated November 1, 2016 (incorporated by reference to Exhibit 99.2 to the Registrant’s 8-K filed on November 3, 2016)

10.24	First Amendment to Employment Agreement between Galena Biopharma, Inc. and Stephen Ghiglieri, dated as of February 21, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on February 21, 2017)

10.25	Retention Agreement between Stephen Ghiglieri and Galena Biopharma, Inc. dated February 23, 2017 (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed on May 10, 2017)

Exhibit No.	Description

10.26	Second Amendment to Employment Agreement, dated as of August 22, 2016, between Galena Biopharma, Inc. and Bijan Nejadnik (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on August 22, 2016)

10.27	Retention Agreement between Bijan Nejadnik and Galena Biopharma, Inc. dated February 23, 2017 (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q filed on May 10, 2017)

10.28	Severance Agreement, dated as of August 22, 2016, between Galena Biopharma, Inc. and John T. Burns (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on August 22, 2016)

10.29	Retention Agreement between John Burns and Galena Biopharma, Inc. dated February 23, 2017 (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q filed on May 10, 2017)

10.30+	Patent and Technology License Agreement, dated September 11, 2006, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.) (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed on August 15, 2011)

10.31	Amendment No. 1 to Patent and Technology License Agreement, dated December 21, 2007, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.) (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q filed on August 15, 2011)

10.32	Amendment No. 2 to Patent and Technology License Agreement, dated September 3, 2008, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.) (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed on August 15, 2011)

10.33	Amendment No. 3 to Patent and Technology License Agreement, dated July 8, 2009, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.) (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q filed on August 15, 2011)

10.34+	Amendment No. 4 to Patent and Technology License Agreement, dated February 11, 2010, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.) (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q filed on August 15, 2011)

10.35+	Amendment No. 5 to Patent and Technology License Agreement, dated January 10, 2011, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.) (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q filed on August 15, 2011)

10.36	Scientific Advisory Agreement between the Registrant (formerly Galena Biopharma, Inc.) and George E. Peoples, Ph.D., dated April 13, 2011 (incorporated by reference to Exhibit 10.10 to the Registrant’s Form 10-Q filed on August 15, 2011)

10.37+	Exclusive License Agreement, dated as of July 11, 2011, by and among The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., the Registrant (formerly Galena Biopharma, Inc.) and its wholly owned subsidiary, Apthera, Inc. (incorporated by reference to Exhibit 10.12 to the Registrant’s Form 10-Q filed on August 15, 2011)

Exhibit No.	Description

10.38+	Exclusive License Agreement, dated as of September 16, 2011, by and among The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., The Board of Regents of the University of Texas System, The University of Texas M. D. Anderson Cancer Center and the Registrant (formerly Galena Biopharma, Inc.) (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on September 21, 2011)

10.39	Form of Contingent Value Rights Agreement among the Registrant (formerly RXi Pharmaceuticals Corporation), Computershare Trust Company, N.A., Computershare Inc., and Robert E Kennedy, dated April 13, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on April 14, 2011)

10.40	First Amendment to Contingent Value Rights Agreement among the Registrant (formerly RXi Pharmaceuticals Corporation), Computershare Trust Company, N.A., Computershare Inc., and Robert E Kennedy, dated February 15, 2012 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K filed on March 28, 2012)

10.41+	License Agreement, effective as of April 30, 2009, between Kwangdong Pharmaceutical Co., Ltd. and Apthera, Inc. (incorporated by reference to Exhibit 10.45 to the Registrant’s Form 10-K filed on March 28, 2012)

10.42	Amendment No. 1 to License Agreement, dated as of January 13, 2012, by and among Apthera, Inc., Kwangdong Pharmaceutical Co., Ltd., and the Registrant (incorporated by reference to Exhibit 10.46 to the Registrant’s 10-K filed on March 28, 2012)

10.43+	License and Supply Agreement, effective December 3, 2012, by and between the Registrant and ABIC Marketing Limited, a subsidiary of Teva Pharmaceuticals (incorporated by reference to Exhibit 10.43 to the Registrant’s Form 10-K filed on March 12, 2013)

10.44	At Market Issuance Sales Agreement dated May 24, 2013 between the Registrant and Maxim Group LLC (incorporated by reference to Exhibit 1.3 to the Registrant’s Form S-3 filed on May 24, 2013)

10.45	At Market Issuance Sales agreements dated May 24, 2013 between the Registrant and FBR & Co, formerly known as MLV & Co. LLC (incorporated by reference to Exhibit 1.2 to the Registrant’s Form S-3 filed on May 24, 2013)

10.46+	License and Development Agreement, dated January 13, 2014, between the Registrant and Dr. Reddy’s Laboratories, Ltd. (incorporated by reference to Exhibit 10.36 to the Registrant’s Form 10-K filed on March 17, 2014)

10.47+	Exclusive License Agreement, dated as of December 20, 2013, between Mills Pharmaceuticals, LLC and BioVascular, Inc. (incorporated by reference to Exhibit 10.37 to the Registrant’s Form 10-K filed on March 17, 2014)

10.48	Amendment of the Exclusive License Agreement by and between Mills Pharmaceuticals, LLC and BioVascular, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on September 11, 2017)

10.49+	Amended and Restated Exclusive License Agreement by and between SELLAS Life Sciences Group Ltd and Memorial Sloan Kettering Cancer Center, effective October 11, 2017 (incorporated by reference to Exhibit 10.65 to the Registrant’s Form S-4/A filed on October 30, 2017)

10.50	Amendment dated August 8, 2016 to the Purchase Agreement, dated as of November 18, 2014, by and between Galena Biopharma, Inc. and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q filed on November 9, 2016

10.51	Second Amendment to the Purchase Agreement, dated as of February 6, 2017, by and between Galena Biopharma, Inc. and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on February 7, 2017)

Exhibit No.	Description

10.52	License Agreement by and between SELLAS Life Sciences, Inc. and Madison Avenue Suites LLC, dated March 20, 2017 (incorporated by reference to Exhibit 10.64 to the Registrant’s Form S-4/A filed on October 30, 2017)
10.53	Surrender Agreement made as of May 19, 2018 by and between the Registrant and Madison Avenue Suites LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed May 24, 2018)
10.54	License Agreement made as of May 19, 2018 by and between the Registrant and 38th Street Suites LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed May 24, 2018)

10.55	Securities Purchase Agreement dated May 10, 2016 between the Registrant and Purchasers (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed on May 10, 2016)

10.56	Registration Rights Agreement dated May 10, 2016 between the Registrant and Purchasers (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed on May 10, 2016)

10.57	Series A Common Stock Purchase Warrant assigned to JGB (Cayman) Newton Ltd. (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 10-Q filed on May 10, 2016)

10.58	Series B Common Stock Purchase Warrant assigned to JGB (Cayman) Newton Ltd. (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 10-Q filed on May 10, 2016)

10.59	Subsidiary Guarantee dated May 10, 2016 between the Registrant and JGB Collateral LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q filed on May 10, 2016)

10.60	Security Agreement dated May 10, 2016 between the Registrant and JGB Collateral LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q filed on May 10, 2016)

10.61	Amendment Agreement between the Registrant and JGB (Cayman) Newton Ltd. dated August 22, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on August 23, 2016)

10.62	Amended and Restated 9% Original Issue Discount Senior Secured Debenture Due November 10, 2018, issued to JGB (Cayman) Newton Ltd. as of August 22, 2016 (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on August 23, 2016)

10.63	Waiver dated December 14, 2016 to the Securities Purchase Agreement, dated as of May 10, 2016 by and between the Registrant and JGB Newton, Ltd (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on February 7, 2017)

10.64	Waiver dated April 1, 2017 to the Securities Purchase Agreement, dated as of May 10, 2016 by and between the Registrant and JGB Newton, Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on April 3, 2017)

10.65	Amendment Agreement dated May 1, 2017 between the Registrant and JGB (Cayman) Newton Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on May 2, 2017)

10.66	Amendment Agreement, dated as of July 10, 2017, by and between JGB Cayman (Newton) Ltd. and the Registrant with respect to the 9% Original Issue Discount Senior Secured Convertible Debenture in the Original Issue Amount of $25,350,000 Issued and Sold to JGB Cayman (Newton) Ltd. by the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on July 11, 2017)

10.67	Consent, dated as of August 7, 2017, made by JGB (Cayman) Newton Ltd., in favor of the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on August 8, 2017)

10.68	Form of warrants granted on May 8, 2013 under the Loan and Security Agreement (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-Q filed on May 9, 2013)

Exhibit No.	Description

10.69	Form of Warrant Agreement by and among the Registrant, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on September 18, 2013)

10.70	Warrant Agreement, dated as of March 18, 2015, by and among the Registrant, Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 10-Q filed on August 6, 2015)

10.71	Form of Warrant Agreement by and among the Registrant, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on January 7, 2016)

10.72	Form of Warrant, issued by the Registrant to the Investors on July 13, 2016 (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on July 8, 2016)

10.73	Form of Warrant Agreement, including the Form of Warrant, issued by the Registrant to the Investors on February 13, 2017 (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on February 10, 2017)

10.74	Form of Support Agreement, by and between the Registrant and certain directors, officers and shareholders of SELLAS Life Sciences Group Ltd (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on August 8, 2017)

10.75	Form of Support Agreement, by and between SELLAS Life Sciences Group Ltd and certain directors, officers and stockholders of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on August 8, 2017)

10.76	Warrant issued to EQC Private Markets SAC Fund Ltd – EQC Biotech Sely I Fund (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 8-K filed on January 5, 2018)

10.77	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 to the Registrant’s Form 8-K filed on January 5, 2018)

10.78	Warrant Exchange Agreement by and between the Registrant and CVI Investments, Inc., dated February 6, 2018 (incorporated by reference to Exhibit 10.73 to the Registrant’s Form 10-K filed on April 13, 2018)

10.79	Promissory Note by and between the Registrant and CVI Investments, Inc., dated February 6, 2018 (incorporated by reference to Exhibit 10.74 to the Registrant’s Form 10-K filed on April 13, 2018)

10.80	Warrant Exchange Agreement by and between the Registrant and Anson Investments Master Fund LP, dated February 7, 2018 (incorporated by reference to Exhibit 10.75 to the Registrant’s Form 10-K filed on April 13, 2018)

10.81	Warrant Exchange Agreement by and between the Registrant, Sabby Healthcare Master Fund Ltd and Sabby Volatility Warrant Master Fund Ltd, dated February 8, 2018 (incorporated by reference to Exhibit 10.76 to the Registrant’s Form 10-K filed on April 13, 2018)

10.82	Warrant Exchange Agreement by and between the Registrant and Hudson Bay Master Fund Agreement, dated February 9, 2018 (incorporated by reference to Exhibit 10.77 to the Registrant’s Form 10-K filed on April 13, 2018)

10.83	Promissory Note by and between the Registrant and Hudson Bay Master Fund Agreement, dated February 9, 2018 (incorporated by reference to Exhibit 10.78 to the Registrant’s Form 10-K filed on April 13, 2018)

10.84	Warrant Exchange Agreement by and between the Registrant and Alto Opportunity Master Fund, SPC—Segregated Master Portfolio B, dated February 13, 2018 (incorporated by reference to Exhibit 10.79 to the Registrant’s Form 10-K filed on April 13, 2018)

Exhibit No.	Description

10.85	Promissory Note by and between the Registrant and Alto Opportunity Master Fund, SPC—Segregated Master Portfolio B, dated February 13, 2018 (incorporated by reference to Exhibit 10.80 to the Registrant’s Form 10-K filed on April 13, 2018)

10.86	Warrant Exchange Agreement by and between the Registrant and Lincoln Park Capital LLC, dated February 14, 2018 (incorporated by reference to Exhibit 10.81 to the Registrant’s Form 10-K filed on April 13, 2018)

10.87	Warrant Exchange Agreement by and between the Registrant and Empery Asset Master, Ltd., dated February 21, 2018 (incorporated by reference to Exhibit 10.82 to the Registrant’s Form 10-K filed on April 13, 2018)

10.88	Warrant Exchange Agreement by and between the Registrant and Empery Tax Efficient, LP, dated February 21, 2018 (incorporated by reference to Exhibit 10.83 to the Registrant’s Form 10-K filed on April 13, 2018)

10.89	Warrant Exchange Agreement by and between the Registrant and Empery Tax Efficient II, LP, dated February 21, 2018 (incorporated by reference to Exhibit 10.84 to the Registrant’s Form 10-K filed on April 13, 2018)

10.90	Promissory Note by and between the Registrant and Empery Asset Master, Ltd., dated February 21, 2018 (incorporated by reference to Exhibit 10.85 to the Registrant’s Form 10-K filed on April 13, 2018)

10.91	Promissory Note by and between the Registrant and Empery Tax Efficient, LP, dated February 21, 2018 (incorporated by reference to Exhibit 10.86 to the Registrant’s Form 10-K filed on April 13, 2018)

10.92	Promissory Note by and between the Registrant and Empery Tax Efficient II, LP, dated February 21, 2018 (incorporated by reference to Exhibit 10.87 to the Registrant’s Form 10-K filed on April 13, 2018)

10.93	Warrant Exchange Agreement by and between the Registrant and Intracoastal Capital LLC dated May 25, 2018, including as Exhibit A, Convertible Promissory Note dated May 25, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed June 1, 2018)

10.94	Securities Purchase Agreement dated March 7, 2018 by and between the Registrant and certain investors (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on March 12, 2018)

10.95	Form of Voting Agreement by and between the Registrant and its named executives, Board of Directors and certain stockholders (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on March 12, 2018)
10.96	Form of Lock-Up Agreement by and between the Registrant and its named executives, Board of Directors and certain stockholders (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on March 12, 2018)
10.97	Form of Warrant issued pursuant to that certain Securities Purchase Agreement dated March 7, 2018 by and between the Registrant and the certain investors (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on March 12, 2018)
10.98	Registration Rights Agreement dated May 14, 2018 by and between the Registrant and certain stockholders (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-Q filed on May 15, 2018)
16.1	Letter from KPMG Audit Limited dated April 12, 2018, regarding change in certifying accountant. (incorporated by reference to Exhibit 16.1 to the Registrant’s Form 8-K/A filed on April 13, 2018)
16.2	Letter from KPMG Audit Limited dated March 26, 2018, regarding change in certifying accountant. (incorporated by reference to Exhibit 16.1 to the Registrant’s 8-K/A filed on April 2, 2018)

Exhibit No.	Description
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Form 10-K filed on April 13, 2018)
23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm to the Registrant
23.2	Consent of KPMG Audited Limited, Independent Registered Public Accounting Firm to SELLAS Life Sciences Group Ltd
23.3	Consent of Cooley LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

^	The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of New York, New York, on this 11th day of July, 2018.

SELLAS LIFE SCIENCES GROUP, INC.

By:	/s/ Angelos M. Stergiou
Name:	Angelos M. Stergiou, M.D., Sc.D., h.c.
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment No. 1 to registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Angelos M. Stergiou Angelos M. Stergiou, M.D., Sc.D., h.c.	President, Chief Executive Officer and Director (Principal Executive Officer)	July 11, 2018

/s/ Gene Mack Gene Mack	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	July 11, 2018

/s/ * Jane Wasman	Chairman of the Board	July 11, 2018

/s/ * Stephen F. Ghiglieri	Director	July 11, 2018

/s/ * Fabio López	Director	July 11, 2018

/s/ * David A. Scheinberg, M.D., Ph.D.	Director	July 11, 2018

/s/ * Robert L. Van Nostrand	Director	July 11, 2018

/s/ * John Varian	Director	July 11, 2018

*By:	/s/ Angelos M. Stergiou
Angelos M. Stergiou, M.D., Sc.D., h.c.
Attorney-in-Fact